UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing the results of its Special General Meeting of Shareholders of the Company held on April 29, 2019 (the “Special Meeting” or the “Meeting”).

At the Special Meeting, management presented certain matters, and the shareholders of the Company voted on a number of different proposals, all of which are described in more detail in the Company’s Proxy Statement for the Special Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on March 22, 2019, as such Proxy Statement was supplemented by a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on April 8, 2019 (collectively, the “Proxy Statement”).

The proposals presented at the Meeting, (i) to approve the transactions for the acquisition of FameWave and the ADS, warrant and option issuances by the Company to be made in connection with the Company’s transactions for the acquisition of FameWave and the concurrent investment in the Company by certain investors and shareholders of FameWave in a private placement, as set forth under Proposal 1 in the Proxy Statement; (ii) to approve an increase in the number of ordinary shares reserved under Kitov Pharma Ltd. 2016 Equity-Based Incentive Plan to 7,500,000 ordinary shares to qualify for incentive stock options for US Tax purposes, as set forth under Proposal 2 in the Proxy Statement; and (iii) to approve the grant of equity-based incentive compensation to each director of the Company, as set forth under Proposal 3 in the Proxy Statement, were each approved by the requisite vote of the Company’s shareholders present and voting at the Meeting.

Following receipt of the approval of the Company’s shareholders for the Transaction for the acquisition of FameWave, and the finalization of a clinical collaboration agreement between FameWave and Bristol Myers Squibb (NYSE:BMY) for their planned Phase 1/2 clinical trials to evaluate the combination of CM-24, a monoclonal antibody targeting the novel immune checkpoint carcinoembryonic antigen-related cell adhesion molecule 1 (CEACAM1) with nivolumab (Opdivo®), a PD-1 inhibitor which was recently announced, the Transaction is expected to close during the third quarter of 2019, subject to fulfillment of certain additional closing conditions, as set forth in the Proxy Statement. If any condition to the closing of the Transaction is not satisfied or waived, the Transaction may not be completed in full or in part.

The Stock Purchase Agreement with respect to the Transaction for the acquisition of FameWave, as amended, which was filed as an annex to the Proxy Statement and as an exhibit to the Company’s Annual Report on Form 20-F for 2018, as amended, remains in full force and effect as originally executed. The foregoing description of the remaining closing conditions and the transactions contemplated by the Stock Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stock Purchase Agreement, as amended.

This disclosure concerning the approval of the Company shareholders for the Transaction for the acquisition of FameWave, supplements the disclosures concerning the Transaction which are contained in each of the Proxy Statement and the Company’s Annual Report on Form 20-F for 2018, and should be read in conjunction with each of such documents. They are available on the internet site maintained by the Securities and Exchange Commission at http://www.sec.gov, along with periodic reports and other information the Company files with, or furnishes to, the Securities and Exchange Commission. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. Terms used herein, unless otherwise defined, have the meanings set forth in the Proxy Statement.

Other than as expressly set forth above, this Form 6-K does not, and does not purport to, amend, update or restate the information in any other item of the Proxy Statement, or reflect any events that have occurred after the Forms 6-K with the Proxy Statement were originally filed.

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Forward-Looking Statements and the Company’s Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Any forward-looking statement in this Report on Form 6-K speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

April 29, 2019	By:	/s/ Isaac Israel
Isaac Israel
CEO & Director

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